NO ACT

PE
2-2-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011700

March 31, 2010

Bruce M. Gack
Vice President and
Assistant General Counsel
The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, OH 45202-1100

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-31-10

Re: The Kroger Co.
Incoming letter dated February 2, 2010

Dear Mr. Gack:

This is in response to your letter dated February 2, 2010 concerning the shareholder proposal submitted to Kroger by The Humane Society of the United States. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: G. Thomas Waite, III
Treasurer, CFO
The Humane Society of the United States
2100 L Street, NW
Washington, DC 20037

March 31, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Co.
Incoming letter dated February 2, 2010

The proposal encourages the board to ensure that all of Kroger's private label eggs are "cage-free" by June 2011.

There appears to be some basis for your view that Kroger may exclude the proposal under rule 14a-8(i)(12)(ii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Kroger's proxy materials in 2008 and 2009 and that the 2009 proposal received 5.96% of the vote. Accordingly, we will not recommend enforcement action to the Commission if Kroger omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
EXECUTIVE VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-1482

LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
STEPHANIE GEPHARDT
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
CHRISTINE S. WHEATLEY
JEFFERY L. VANWAY
ERICA S. PONTIUS
HILARY VOLLMER
BEAU C. SEFTON
FRANCES A. TUCKER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL
BOBBI J. McFADDEN, PARALEGAL
AMY HAMILTON, PARALEGAL

February 2, 2010

VIA DHL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE: Shareholder Proposal of The Humane Society of the United States

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated January 7, 2010, from The Humane Society of the United States (the "Proponent"), along with a shareholder proposal and supporting statement (the "Proposal") (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

Kroger intends to file its preliminary proxy statement on April 30, 2010, and to make available to shareholders, on or about May 14, 2010, our definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with our 2010 Annual Meeting. That meeting currently is scheduled to be held on June 24, 2010. Kroger intends to file definitive copies of the Proxy Materials with the Commission at the same time the Proxy Materials are first made available to shareholders.

We believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(12), and Kroger intends to exclude the Proposal from the Proxy Materials. We previously advised the Proponent via telephone and email that the Proposal does not comply with the SEC's rules. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. Please confirm that no enforcement action will be recommended if the Proposal is excluded.

The Proposal

The resolution portion of the Proposal reads as follows: "**RESOLVED** that shareholders encourage the Board of Directors to ensure that all of Kroger's private label eggs are "cage-free" by June 2011." The Proponent's supporting statement then argues its case against confining hens to battery cages.

Discussion

I. The Proposal Deals with Substantially the Same Subject Matter as Proposals Submitted Two Prior Years within the Past Five Years, the Proposal Failed to Receive at Least 6% of the Vote on the Last Submission, and It May Be Excluded Under Rule 14a-8(i)(12).

The Proposal requests that Kroger's Board of Directors cause Kroger to purchase only cage-free eggs for its private label eggs. The Proposal covers the same subject, cage-free eggs, as proposals made by the Proponent for the annual meetings held in 2008 and 2009. In 2009, shareholders voted 25,731,496 shares in favor of the proposal, and 405,702,962 shares against the proposal; or 5.96% of total shares voted in favor of the proposal.

The complete text of the resolution portions of the Proponent's 2008 and 2009 proposals is set forth in Exhibit B.

Rule 14a-8(i)(12) permits the omission of a shareholder proposal from the proxy soliciting materials if "the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years ... if the proposal received ... less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

The Commission has indicated that the reference in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns. *Exchange Act Release No. 20091* (Aug. 16, 1983).

Moreover, consistent with the language of the rule, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals, rather than the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Bank of America Corp.* (avail. Dec. 22, 2008)(proposal requesting disclosure of political contribution policies and reporting non-deductible political contributions excludable as dealing with substantially the same subject matter as prior proposals requesting publication in newspapers of detailed list of political contributions); *Pfizer Inc.* (avail. Feb. 25, 2008)(proposal requesting report of actions taken to correct violations of Animal Welfare Act excludable as dealing with substantially the same subject matter as prior proposals requesting reports discussing the feasibility of amending the company's animal welfare policy); *Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (both proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (proposal requesting that the company publish in its proxy materials information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (avail. Mar. 1, 2004) (proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products.

In *Barr Pharmaceuticals, Inc.* (avail. Sept. 25, 2006), the Staff concurred that a proposal to adopt an animal welfare policy that reduced the number of animals used in research and implemented acceptable standards of care was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as a prior proposal that requested the company commit to using non-animal methods for certain tests and petition governmental agencies to accept alternative test methods. The Staff found the proposal under consideration was excludable, despite the fact that the actions each proposal requested were different, because the substantive concern was the health and welfare of the animals used in research testing.

Here, the Proposal, as well as the prior proposals, all submitted by the same Proponent, request the Company to take action to purchase "cage-free" eggs as opposed to those from hens confined in battery cages. As such, they deal with the same subject matter and the Proposal is excludable under Rule 14a-8(i)(12).

Conclusion

We respectfully urge that the Staff determine that the Proposal may be omitted from the Proxy Materials because it involves a resubmission that did not receive the requisite vote necessary under Rule 14a-8(i)(12). If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-1482 if you require additional information or wish to discuss this submission further.

Very truly yours,



Bruce M. Gack

encl.

cc. G. Thomas Waite, III, Humane Society of the U.S.



EXHIBIT A

THE HUMANE SOCIETY
OF THE UNITED STATES

January 7, 2010

Mr. Paul W. Heldman
Secretary
The Kroger Company
1014 Vine Street
Cincinnati, OH 45202-1100

Via UPS, fax (513-762-1160), and email (paul.heldman@kroger.com)

Dear Mr. Heldman:

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2010 annual meeting and a letter from The Humane Society of the United States' (HSUS) brokerage firm, Deutsche Bank, confirming ownership of The Kroger Co. common stock. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2010 shareholders meeting.

Please contact me if you need any further information or have any questions. If The Kroger Co. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-258-3018 or via email at twaite@humanesociety.org.

Thank you for your assistance.

Very truly yours,

G. Thomas Waite, III
Treasurer, CFO

GTW/dlm

Enclosures: 2010 Shareholder Resolution
Copy of Deutsche Bank letter

RESOLVED, that shareholders encourage the Board of Directors to ensure that all of Kroger's private label eggs are "cage-free" by June 2011.

Supporting Statement:

All Wal-Mart and Costco private label eggs are cage-free. Conversely, some of Kroger's private label eggs come from hens confined in battery cages, posing potential animal welfare, food safety, and reputational risks to the company. Please consider the following:

- Food industry consulting firm, Technomic, found that animal welfare is the third-most important social issue to American food shoppers.

- In the battery cages used to supply Kroger with private label eggs, each hen is provided less space than a letter-sized sheet of paper on which to live. The birds are confined so tightly, they're unable to even spread their wings.

- Undercover exposés of major U.S. battery cage egg operations have documented dead and sick/injured hens in cages with live hens, living and dead hens stuck between cage wires, piles of dead hens throughout the facilities and the decapitation of live birds.

- Scientific studies confirm that battery cages are inhumane. In conjunction with Johns Hopkins University, the prestigious Pew Commission on Industrial Farm Animal Production—an independent panel including the former U.S. Secretary of Agriculture—concluded that battery cages for laying hens should be phased out. The LayWel Project—the most comprehensive scientific review of hen welfare to date—concluded that "*with the exception*" of battery cages all hen housing systems have the potential to provide adequate welfare.

- Battery cage eggs also pose food safety risks. In a 2002 prospective case-control study published in the *American Journal of Epidemiology*, people who recently ate eggs from caged hens had about 200% higher odds of being sickened by Salmonella compared to people who did not eat eggs from hens kept in cages.

- Other grocery chains—including Harris Teeter and Winn-Dixie—have made public plans to increase sales of cage-free eggs. And national restaurant chains—including Denny's, Burger King, Wendy's, Carl's Jr., Hardee's and Quizno's—have all begun using cage-free eggs.

- California and Michigan have both made the confinement of hens in battery cages illegal (with phase-out periods).

With two of Kroger's top competitors' private label eggs being exclusively cage-free, the use of battery cages being legislated against in the United States, battery cage confinement posing food safety risks and animal welfare being of great concern to Americans, we believe it is clearly in Kroger's, and therefore shareholders', best interest to vote **FOR** this modest resolution, which would simply ***encourage*** the Board to take action on this important social issue.

EXHIBIT B

2009 Proposal

RESOLVED that, in keeping with our animal welfare policy, shareholders encourage our Corporation to establish a schedule for increasing the percentage of eggs stocked from hens not confined to battery cages—confinement consumers widely view as cruel and unacceptable.

2008 Proposal

RESOLVED that, in keeping with the Corporation's policy on animal welfare, shareholders encourage the Corporation to commit to a time-frame in which it will phase out its sale of eggs from hens confined in battery cages, which are widely viewed as cruel and inhumane.